EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Nine Months
	Ended September 30,(1)		Twelve Months Ended December 31,

	2002	2001	2001(1)	2000	1999	1998	1997(2)

Earnings from operations	$192,355	$115,733	$175,397	$176,466	$169,339	$134,571	$24,686
Add interest expense	145,814	94,995	141,907	145,173	121,494	83,350	61,153

Earnings as adjusted	$338,169	$210,728	$317,304	$321,639	$290,833	$217,921	$85,839

Fixed charges:
Interest expense	$145,814	$94,995	$141,907	$145,173	$121,494	$83,350	$61,153
Capitalized interest	17,088	15,091	20,294	24,317	31,912	29,942	17,606

Total fixed charges	$162,902	$110,086	$162,201	$169,490	$153,406	$113,292	$78,759

Ratio of earnings to fixed charges	2.1	1.9	2.0	1.9	1.9	1.9	1.1

(1)	In determining earnings and fixed charges, information for Charles E. Smith Residential Realty, LP, which merged with the Company on October 31, 2001, was included for the last two months of the year ended December 31, 2001 and the nine months ended September 30, 2002 only.

(2)	Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring Archstone-Smith’s REIT and property management companies from Security Capital Group Incorporated. Excluding the charge, the ratio of earnings to fixed charges for the year ended December 31, 1997 would be 2.0.